News Release	AMEX, TSX Symbol: NG

NovaGold Makes Offer for Pioneer Metals Corporation

June 19, 2006 - Vancouver

Highlights

  NovaGold offers to purchase 100% of the common shares of Pioneer Metals for C$0.57 per share in cash.
  The offer represents a 30% premium to the one-month volume weighted average trading price of Pioneer’s shares.
  Pioneer’s shareholders provided with liquidity at a significant premium to the prevailing market price.
  Acquisition of Pioneer is part of NovaGold’s long-term strategy to consolidate the Galore Creek district and facilitate efficient development of the property.

NovaGold Resources Inc. (AMEX/TSX: NG) announced today that it is making an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) at a price of C$0.57 per share. The offer represents a 30% premium to the one-month volume weighted average trading price of Pioneer’s shares since mid-May.

Rick Van Nieuwenhuyse, CEO of NovaGold, stated, “The acquisition of Pioneer is part of NovaGold’s long-term strategy to consolidate and develop the Galore Creek district in northwestern British Columbia. This will facilitate the efficient development of the Galore Creek property under a single mineral property owner. This all cash offer provides Pioneer’s shareholders with immediate value and liquidity for their investment at a significant premium to the prevailing market price.” Pioneer owns the Grace property which is under option to NovaGold and is the subject of on-going litigation. The Grace property includes 2,840 hectares (7,020 acres) of subsurface mineral claims and directly adjoins NovaGold’s 62,000 hectare (151,000 acre) Galore Creek property.

NovaGold commenced the offer today by filing its takeover bid materials with securities regulators and publishing advertisements in the National Post and La Presse newspapers. Full details of the offer are included in the takeover bid circular which will be posted under Pioneer Metals Corporation at www.sedar.com. The takeover bid materials will also be mailed to Pioneer’s shareholders as soon as a list of shareholders has been provided by Pioneer’s management. NovaGold will formally request a list of Pioneer’s shareholders today.

The Offer will be open for acceptance until 9:00 p.m. Vancouver time on July 25, 2006. The offer will be subject to certain conditions, including receipt of all necessary regulatory approvals, absence of adverse changes and acceptance of the offer by Pioneer’s shareholders who tender a sufficient number of common shares so that NovaGold will hold not less than 66 2/3% of the outstanding common shares on a fully diluted basis. Once the 66 2/3% condition is met, NovaGold intends, but is not required, to take steps to acquire all of the remaining outstanding common shares of Pioneer. The maximum amount of cash payable by NovaGold if it acquires all of the outstanding common shares that it does not presently hold, will be approximately C$34.6 million, assuming exercise of all of Pioneer’s outstanding share options.

NovaGold’s financial advisor is RBC Dominion Securities Inc., a member company of RBC Capital Markets, and its legal advisor for the offer and takeover bid is Borden Ladner Gervais LLP. The Information Agent for the offer is Kingsdale Shareholder Services Inc.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. As of June 16, 2006 NovaGold has over C$240 million in cash and marketable securities with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information about NovaGold contact:
Rick Van Nieuwenhuyse, President & CEO	Don MacDonald, CA, Senior Vice President & CFO
Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-866-833-6977
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Wes Hall: whall@kingsdalecapital.com	Shelly John: sjohn@kingsdalecapital.com

The Financial Advisor and Dealer Manager for the Offer is RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in the Company’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.